Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of AMC Corporation and its variable interest entities (the “Company”) on Form S-1 of our report dated April 24, 2025, except for Note 9, 15 and 18, as to which the date is June 26, 2025, with respect to our audits of the Company’s consolidated financial statements as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, which appears in such Registration Statement. Our report contained emphasis of matter paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and related party transactions.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
December 30, 2025